UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

April 11, 2012

Commission File No.: 000-30688

NOVA MEASURING INSTRUMENTS LTD.
(Translation of registrant’s name into English)

Building 22 Weizmann Science Park, Rehovot
P.O.B 266
Israel
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

Attached hereto and incorporated by way of reference herein is a press release issued by the Registrant and entitled: “Nova Measuring Instruments Schedules First Quarter 2012 Results Conference Call for May 2, 2012 at 9 a.m. Eastern Time”.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 11, 2012	NOVA MEASURING INSTRUMENTS LTD. (Registrant) By: /s/ Dror David —————————————— Dror David Chief Financial Officer

Company Contact:	Investor Relations Contacts:
Dror David, Chief Financial Officer	Ehud Helft / Kenny Green
Nova Measuring Instruments Ltd.	CCG Investor Relations
Tel: 972-8-938-7505	Tel: +1-646-201-9246
E-mail: info@nova.co.il	E-mail: nova@ccgisrael.com
http://www.nova.co.il

Nova Measuring Instruments Schedules First Quarter 2012 Results
Conference Call for May 2, 2012 at 9 a.m. Eastern Time

REHOVOT, Israel, April 11, 2012 – Nova Measuring Instruments Ltd. (NASDAQ: NVMI), provider of leading-edge stand-alone metrology and the market leader of integrated metrology solutions to the semiconductor process control market, announced that it will release its results for the first quarter 2012 before the market opens on Wednesday, May 2, 2012. In conjunction with this release, Nova will host a conference call later that same day at 9 a.m. Eastern Time.

Mr. Gabi Seligsohn, President and Chief Executive Officer, and Mr. Dror David, Chief Financial Officer will review and discuss the results as well as other business developments, and will be available to answer questions.

To participate, please call one of the following teleconferencing numbers. Please begin by placing your calls 5 minutes before the conference call commences. If you are unable to connect using the toll-free numbers, please try the international dial-in number.

U.S. Dial-in Numbers: 1 877 249 9037
ISRAEL Dial-in Number:  03 763 0147
INTERNATIONAL Dial-in Number:  +972 3 763 0147
At:
9 a.m. Eastern Time
6 a.m. Pacific Time
4 p.m. Israeli Time

The conference call will also be webcast live from a link on Nova’s website at www.nova.co.il.

For those unable to participate in the conference call, there will be a replay available the day following the call on Nova's website at www.nova.co.il.

About Nova: Nova Measuring Instruments Ltd. develops, produces and markets advanced integrated and stand alone metrology solutions for the semiconductor manufacturing industry. Nova is traded on the NASDAQ & TASE under the symbol NVMI. The Company's website is www.nova.co.il.